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SEC MAIL PROCESSING SECTION
RECEIVED
AUG 28 2006
WASH, D.C.
209

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 36060

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 7/1/2005 (MM/DD/YY) AND ENDING 6/30/2006 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: TEMPO Securities Corp

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4712 State Road Suite 200
(No. and Street)

Cleveland (City) OH (State) 44109 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Dennis W. Zauszniewski 216-351-5300
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Dyer, Hugher, Roche & Wilson Inc
(Name – *if individual, state last, first, middle name*)

121 North Market (Address) Wooster (City) OH (State) 44691 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
SEP 15 2006
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

9/14

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Dennis W. Zauszniewski, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of TEMPO Securities Corp, as of June 30, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Signature

Sr. VP/Treasurer

Title

Notary Public

ROBERT SHIFFRA, Notary Public
STATE OF OHIO
My commission has no expiration date

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

TEMPO SECURITIES CORPORATION

FINANCIAL STATEMENTS
AND
SUPPLEMENTARY INFORMATION

FOR THE TWELVE MONTHS ENDED
JUNE 30, 2006

Dyer, Hughes, Roche & Wilson, Inc.

Certified Public Accountants and Consultants

TEMPO SECURITIES CORPORATION

Table of Contents

Independent Auditors' Report

Board of Directors
Tempo Securities Corporation

We have audited the accompanying statement of financial condition of Tempo Securities Corporation (the Company) as of June 30, 2006, and the related statements of income, changes in shareholders' equity and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial presentation. We believe that our audit provides a reasonable basis for our opinion.

As more fully described in Note 2, the Company is a defendant in a lawsuit that asks for approximately $250,000 in damages. It is management's belief that, in the unlikely event the lawsuit is unfavorably resolved, the Company may not have adequate funds to maintain its required net capital. In addition, the Company was advised by the staff of the SEC that it intended to recommend that the SEC authorize and institute administrative proceedings against the Company. As of the date of this report, no administrative proceeding has been commenced. In the event administrative proceedings occur and in the unlikely event the Company or its principals lose licenses to operate, the Company will not be able to continue as a going concern.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Tempo Securities Corporation at June 30, 2006 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I

and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Dyer, Hughes, Roche & Wilson, Inc.

Wooster, Ohio
August 11, 2006

TEMPO SECURITIES CORPORATION

Statement of Financial Condition
June 30, 2006

ASSETS	
Cash and Cash Equivalents	$26,934
Commissions Receivable	16,168
Prepaid Expenses	1,124
Total Assets	**$44,226**
LIABILITIES	
Accounts Payable and Accrued Expenses	$ 2,844
Commissions Payable	15,502
Total Liabilities	**$18,346**
Shareholders' Equity	
Common Stock, no par value 750 shares authorized; 600 shares issued and outstanding	$30,000
Retained Loss	(4,120)
Total Shareholders' Equity	**$25,880**
Total Liabilities and Shareholders' Equity	**$44,226**

See Notes to Financial Statements

TEMPO SECURITIES CORPORATION

Statement of Income
For the Year Ended June 30, 2006

Revenue	
Commissions and Fees	$196,711
Interest and Dividends	419
Total Revenues	**197,130**
Expenses	
Commissions, Employee Compensation and Benefits	160,578
Floor Brokerage	19,008
Professional Fees	7,817
Occupancy	11,097
Other	4,368
Total Expenses	**202,868**
Net Loss	**$ (5,738)**

See Notes to Financial Statements

TEMPO SECURITIES CORPORATION

Statement of Changes in Shareholders' Equity
For the Year Ended June 30, 2006

	Common Stock	Retained Earnings	Total
Balance – July 1, 2005	$30,000	$1,618	$31,618
Net Loss		(5,738)	(5,738)
Balance – June 30, 2006	$30,000	$(4,120)	$25,880

See Notes to Financial Statements

TEMPO SECURITIES CORPORATION

Statement of Cash Flows
For the Year Ended June 30, 2006

Cash Flow Provided from Operating Activities	
Net Loss	$(5,738)
Increase (Decrease) in Operating Assets and Liabilities:	
Commissions Receivable	3,605
Prepaid Expenses	(242)
Accounts Payable and Accrued Expenses	(329)
Commissions Payable	770
Net Cash Used by Operating Activities	(1,933)
Cash and Cash Equivalents – Beginning of Year	28,867
Cash and Cash Equivalents – End of Year	$26,934

See Notes to Financial Statements

Notes to Financial Statements

Note 1 – Organization

Tempo Securities Corporation (the Company) is a securities broker-dealer registered with the Securities and Exchange Commission (SEC). In addition, the Company, which was incorporated on May 2, 1986 in the State of Ohio, is a member of the National Association of Securities Dealers, Inc. (NASD).

Note 2 – Going Concern

The Company is a defendant in a lawsuit that asks for approximately $250,000 in damages. The case is in the preliminary stage. It is management's position to vigorously defend itself against any claims brought forth in this case. Management is unable to estimate what, if any, liability may be incurred in the event it is unsuccessful in this matter. It is management's belief that, in the unlikely event the lawsuit is unfavorably resolved, the Company may not have adequate funds to maintain its required net capital.

The Company was advised by the staff of the SEC that it intended to recommend that the SEC authorize and institute administrative proceedings against the Company. Management of the Company has made a "Wells Committee" submission to the SEC setting forth the reasons why administrative proceedings are not warranted under the facts and circumstances raised by the SEC. As of the date of this report, no administrative proceeding has been commenced. In the event administrative proceedings occur and in the unlikely event the Company or its principals lose licenses to operate, the Company will not be able to continue as a going concern.

Note 3 – Summary of Significant Accounting Policies

Accounting Estimates – Management uses estimates and assumptions in preparing financial statements in accordance with accounting principles generally accepted in the United States of America. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosures of contingent assets and liabilities, and the reported revenue and expenses. Actual results could vary from the estimates that were used.

Cash and Cash Equivalents – The Company considers financial instruments with a maturity of less than 90 days to be cash equivalents. Included in cash and cash equivalents is $10,000 of segregated and restricted cash on deposit with its clearing broker pursuant to the Company's clearing agreement.

Notes to Financial Statements

Receivables and Credit Policies – Commissions receivable are uncollateralized obligations due under normal trade terms requiring payments within 30 days from the report date. The Company generally collects receivables within 30 days and does not charge interest on commissions receivable with invoice dates over 30 days old.

Commissions receivable are stated at the amount billed. Payments of commissions receivable are allocated to the specific invoices identified on the customer's remittance advice or, if unspecified, are applied to the earliest unpaid invoices.

The carrying amount of commissions receivable is reduced by a valuation allowance that reflects management's best estimate of the amounts that will not be collected.

Commissions - Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

Income Taxes – Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

Note 4 – Lease Commitments

The Company is under a one-year lease renewal for its facility for a rental amount of $9,000.

Note 5 – Federal Income Taxes

Due to the uncertainty in realizing the future benefit of the net operating loss carryforward generated by the current year's net loss, a valuation allowance was recorded at June 30, 2006.

Note 6 – Exemption from Rule 15c3-3

The Company acts as an introducing broker or dealer, promptly transmitting all funds and delivering all securities received in connection with its activities as a

broker or dealer and does not otherwise hold funds or securities for or owe money or securities to customers. The Company operates under Section (k)(2)(ii) of Rule 15c3-3 of the Securities Exchange Act of 1934 and is therefore exempt from the requirements of Rule 15c3-3.

Note 7 – Financial Instruments with Off-Balance-Sheet Risk

In the normal course of business, the Company's customer activities involve the execution, settlement, and financing of various customer securities transactions. These activities may expose the Company to off-balance-sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

Note 8 – Employee Benefit Plan

At June 30, 2006, the Company had an SAR-SEP plan covering substantially all employees with greater than one year of service. The employees may elect to defer up to 25% of their gross wages. The Company also has an option to make a discretionary contribution to the plan. The Company has not made a contribution to the plan during the year ended June 30, 2006.

Note 9 – Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At June 30, 2006, the Company had net capital of $20,524, which was $2,368 in excess of its required net capital of $18,156.

Note 10 – Computation of Aggregate Indebtedness

The Company is subject to the Securities and Exchange Commission Computation of Aggregate Indebtedness (SEC Rule 15c3-1) which requires the percentage of aggregate indebtedness to net capital be 1200% or less. In the event the percentage of aggregate indebtedness exceeds 1500% the Company would be closed down by the SEC and NASD. At June 30, 2006 and May 31, 2006 the aggregate indebtedness of the Company exceeded 1200% but did not exceed 1500%. Noncompliance was reported to the SEC and NASD. The

Notes to Financial Statements

unaudited focus report prepared for July 2006 indicated that the Company was in compliance with this requirement.

TEMPO SECURITIES CORPORATION

Schedules I and II – Computation of Net Capital Pursuant to Rule 15c3-1 and Computation for Determination of Reserve Requirements under Rule 15c3-3 of the Securities and Exchange Commission

June 30, 2006

Net Capital	
Total shareholders' equity from Statement of Financial Condition	$ 25,880
Less: Non-allowable assets – commissions receivable and prepaid expenses	5,356
Net Capital	$ 20,524
Computation of Aggregate Indebtedness	
Total liabilities from Statement of Financial Condition	$ 18,346
Other Unrecorded Amounts	254,000
Total Aggregate Indebtedness	$272,346
Computation of Basic Net Capital Requirement	
6-2/3% of Aggregate Indebtedness	$18,156
Minimum Required Net Capital	$ 5,000
Net Capital Requirement	$18,156
Excess Net Capital	$ 2,368
Excess Net Capital at 1,000%	$ -6,710
Percentage of Aggregate Indebtedness to Net Capital	1,327%

The Company is not required to present the schedules "Compilation for Determination of Reserve Requirements Under Rule 15c3-3" as it meets the exemptible provisions of Rule 15c3-3 under Section (k)(2)(ii) of the Rule.

Independent Auditors' Report on Internal Control Required
By SEC Rule 17a-5

Board of Directors
Tempo Securities Corporation

In planning and performing our audit of the financial statements and supplemental schedule of Tempo Securities Corporation (the Company) for the year ended June 30, 2006, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practice and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with exemptible provisions of rule 15c3-3. Because the Company does not carry securities accounts for customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons.
2. Recordation of differences required by Rule 17a-3.
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which

the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, except for the matters noted in the attached schedule A, we believe that the Company's practices and procedures were adequate at June 30, 2006, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers and is not intended to be and should not be used by anyone other than those specified parties.

August 11, 2006

Schedule A
Internal Control Findings

APPROVING TRADES

OBSERVATION: The Company has a procedure in place requiring one of the principals to approve all trades prior to the trade. We noted that there is no policy in place that prohibits one of the principals to approve his own trades. We recommend that the Company should amend its policy to prohibit a principal from approving his own trades

CONTROL MATTERS IDENTIFIED BY NASD AND SEC

The NASD and the SEC performed examinations of Tempo Securities. The following internal control and related compliance observations were made by the NASD and the SEC in the course of their reviews, all of which are incorporated into this report:

1. The Company did not adequately address regulatory reporting and communications with regulators pursuant to NASD Rule 3510 related to Business Continuity Plans in that it did not list the contact information of their regulatory bodies, the MSRB and the NASD.
2. The Company did not adequately address the impact of disruption upon critical counterparts pursuant to the NASD Rule 3510 regarding Business Continuity Plans in that the Company did not address disruptions that might occur at the Company's bank where they have their operating account.
3. The Company did not adequately address providing an alternative physical location for employees in the event of an emergency or significant disruption pursuant to NASD Rule 3510 regarding Business Continuity in that the Company does not list an actual physical location in their business continuity plan.
4. The Company did not evidence that its 2005 annual compliance meeting was attended by all registered individuals of the firm pursuant to NASD Rule 3010(a)(7) in that there was no documentation that the two principals of the company attended the 2005 annual compliance meeting.
5. The Company did not conduct adequate branch inspections pursuant to NASD 301(c) in that adequate evidence did not exist to document that it conducted onsite reviews of their registered and non-registered locations and did not maintain a written report for inspections of locations where the Company conducts a business pursuant to NASD Rule 3010(c)(1)(C). We do understand that the Company has now registered all locations as branch offices where representatives conduct business.
6. The Company did not prepare and maintain adequate procedures that address all applicable areas of the Company's business pursuant to

NASD Rule 3010. These areas include, but may not be limited to, procedures addressing the qualifications of supervisory personnel, procedures addressing the firm's annual compliance meeting and interview, procedures addressing the distribution of written supervisory procedures and amendments to the Company's personnel, procedures that address the designation of a supervisor to oversee the filing of forms, procedures that address the approval of account names or designation changes for orders, procedures that address the designation of branch office locations, procedures that address the supervision of non-registered locations, procedures that address the mandatory inspection schedule for locations at which the Company conducts a business, procedures that address the maintenance requirements of ranch office and nonregistered office inspection records, procedures that address the use of the limited size and resource exemption from inspection requirements of branch and non-branch locations, procedures that address the disclosure and availability of mutual fund breakpoints to customers either prior to or at the time of sale, procrdures that address the determination of customers current or linked account holdings or address whether a Letter of Intent has been signed, procedures that address the customer use of a P.O. Box, procedures that address the change of customer investment objectives, lack of a procedure to related to the holding of customer mail, procedures that address the change of customer addresses, procedures that address the safeguarding of customer information in the event new technologies were implemented, and procedures that address the safeguarding of customer information.

7. The Company did not prepare and maintain adequate books and records pursuant to SEC Rule 17a-3 in that it did not prepare a Purchase and Sales Blotter for mutual funds transactions.
8. The Company did not maintain adequate books and records pursuant to SEC Rule 17a-4 in that it did not maintain adequate customer account documentation regarding mutual fund transactions placed directly with fund companies.
9. The Company did not file a customer complaint grievance in a timely fashion. The grievance was received from the customer on September 15, 2005 and was not filed until June 28, 2006. In addition, the Company did not prepare and maintain an accurate customer complaint file pursuant to NASD Rule 3110(d) related to this complaint.
10. The Company did not implement procedures to check customers against the United States Treasury's OFAC list as pursuant to the USA Patriot Act and as instructed in NTM 02-21.
11. The Company did not identify its chief compliance officer on the Form BD pursuant to NASD Bylaws Article IV. In addition, the Company did not designate its Chief Compliance Officer on the form SD pursuant to NASD Rule 3013(a),
12. The Company did not send notification of its electronic storage media to the NASD and did not create and maintain written supervisory procedures

on the use of electronic storage media pursuant to NASD Rule 3010.

13. The Company did not establish adequate supervisory control policies and procedures and did not designate a principal to create a system of supervisory control policies pursuant to NASD Rule 3012(a)(1).